UNITED STATES DISTRICT COURT
                      FOR THE EASTERN DISTRICT OF MICHIGAN

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LIONEL Z. GLANCY, ON BEHALF OF                  Civil Action No. 02-75120
HIMSELF AND ALL OTHER SIMILARLY         :
SITUATED,
                                        :
                  Plaintiffs,
                                        :       DECLARATION OF
        vs.                                     JAMES J. HANKS, JR.
                                        :
ROBERT S. TAUBMAN, WILLIAM S.
TAUBMAN, LISA A. PAYNE, GRAHAM T.       :
ALLISON, OETER KARMANOS, JR., ALLAN J.
BLOOSTEIN, JEROME A. CHAZEN AND S.      :
PARKER GILBERT,
                                        :
                  Defendants,
                                        :
       -and-
                                        :
TAUBMAN CENTERS, INC.,
                                        :
                  Nominal Defendant
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         I, James J. Hanks, Jr., declare as follows:

         1. I am an attorney-at-law and member in good standing of the bar of the State of Maryland. I am a partner in the Baltimore office of Ballard Spahr Andrews & Ingersoll, LLP, a law firm with approximately 450 lawyers in various cities in the United States. For the past 33 years, I have practiced general corporation and securities law, with a particular emphasis over the past ten years on real estate investment trusts ("REITs"). Maryland is the state of formation of approximately 60% of the 177 publicly traded REITs. I estimate that I have provided advice on corporation law and other issues to approximately one-half of the REITs formed under Maryland law. I have also written various articles and participated in many


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seminars on the formation and governance of REITs and mergers and acquisitions involving REITs.

         2. In addition to my private practice of law, for the past ten years I have taught mergers and acquisitions, securities regulation, corporate governance and related courses at Cornell and Northwestern Law Schools. I have also taught classes and lectured at several other law schools in the United States and elsewhere.

         3. I respectfully submit this declaration in opposition to the motions of plaintiffs for a preliminary injunction. More specifically, I submit this declaration in response to the declaration of Lucien Bebchuk filed by plaintiff Glancy making certain criticisms of the governance structure of Taubman Centers, Inc., a Michigan corporation ("Taubman Centers"), adopted by its Board of Directors in 1998. I note that Professor Bebchuk's declaration does not state that he has any knowledge of or experience in the governance of REITs, and that in his deposition in this matter he confirms that he has no such knowledge or experience. As further explained below, in my opinion that lack of knowledge and experience is a serious defect in Professor Bebchuk's qualifications in opining on the issues discussed in his declaration.

         4. By way of general background, a REIT is a form of business entity, organized under state law, that is entitled to certain tax benefits if it meets certain requirements. Under the federal Internal Revenue Code (the "Code"), a REIT, among other requirements, must be beneficially owned by 100 or more persons; must distribute annually at least 90% of its taxable income to its shareholders; and, significantly for this situation, must not have five or fewer individuals who own, directly or indirectly, more than 50% in value of its outstanding stock at any time during the last half of the taxable year. If an entity qualifies as a REIT under

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the Code, the income distributed by the REIT will be deductible from the REIT's taxable income, with the result that only the shareholders are taxed on the REIT's distributed earnings.

         5. An umbrella partnership real estate investment trust ("UPREIT") is a structure in which a REIT forms a limited partnership of which the REIT is the general partner. The partnership (which, in recognition of its function, is often referred to as the "operating partnership" or "OP") may then acquire real estate assets in exchange for limited partnership interests in the OP, which are often convertible into shares of stock in the REIT. The REIT may also issue its own stock and contribute the proceeds to the operating partnership, which may then use these proceeds to acquire more properties. The UPREIT structure has become increasingly popular because the Code provides that contributions of appreciated property to a REIT are generally taxable transactions, while gain is generally not recognized on contributions of property to a partnership in exchange for limited partnership distributed interests.

         6. It is common for holders of OP units in an UPREIT structure to have voting or other rights to participate in the governance of the REIT general partner.

         7. In preparing this declaration, I have reviewed various pleadings, depositions and exhibits filed in Glancy v. Taubman et al., Civil Action No. 02-75120, and Simon Property Group, Inc. and Simon Property Acquisitions, Inc.
v. Taubman Centers, Inc., Civil Action No. 02-74799, including the minutes of the joint meeting of the Board of Directors of Taubman Centers and the Partnership Committee of Taubman Realty Group (the "Partnership") held on August 17, 1998 and the declaration of Professor Bebchuk. In my opinion, (a) the advice given to the Board and the Partnership Committee as to the governance provisions adopted in the Restructuring approved by the Board and the Partnership Committee of the Partnership at that joint meeting, to the effect that these provisions were appropriate for a

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publicly-traded REIT and "place [Taubman Centers] in the middle of [its] peer companies," was sound and generally consistent with my own experience and familiarity with the ownership and governance structures at other publicly traded REITs; and (b) Professor Bebchuk's opinion that the shareholders of Taubman Centers were subjected to unfair or inappropriate governance arrangements by virtue of the Restructuring is unsound and reflects a lack of familiarity with the REIT industry.

         8. As the basis for my opinion, I have relied upon several facts which either Professor Bebchuk overlooks entirely or the significance of which he does not, in my opinion, fully appreciate, including the following:

         9. First, prior to the Restructuring, the principal economic value resided in the Partnership, as it owned the interests in the real estate assets and none of the Partnership's three principal owners -- Taubman Centers, GMPTS Limited Partnership, a Delaware limited partnership ("GMPT"), and the Taubman Family -- had anywhere near a controlling voting interest in the Partnership and none of them had the right to appoint a majority of the members of the Partnership Committee. The only significant asset of Taubman Centers was its non-controlling interest in the Partnership. After the Restructuring, Taubman Centers held a significant majority interest in the Partnership and there was only one other significant partner, the Taubman Family, which continued to hold a minority interest in an entity in which Taubman Centers now held a clear majority position. In these circumstances, it was entirely reasonable to the Taubman Family to protect itself by seeking voting rights at the level of the controlling partner, Taubman Centers, which were commensurate with the Taubman Family's economic interest in the Partnership.

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         10. Second, because, as noted in the prior paragraph, the principal pre-Restructuring economic value resided in the Partnership and because Taubman Centers did not own a controlling interest in the Partnership, it is idle to suggest that anyone would have been interested in making a bid for control of Taubman Centers rather for the Partnership or for its assets. The parts of the record in this litigation that I have reviewed do not indicate that before the Restructuring any person ever expressed an interest in acquiring control of Taubman Centers.

         11. Third, there was little or no economic reason for a prospective hostile bidder to seek control of Taubman Centers prior to the Restructuring, as Taubman Centers did not have control of the Partnership. The acquisition by Taubman Centers of control over the Partnership was a substantial benefit for all stockholders of Taubman Centers and an important factor that the Board could weigh heavily in deciding to approve the Restructuring.

         12. Fourth, the Taubman Family's significant voting interest in the entity with the ultimate control over the underlying real estate interests was part of the "initial bargain," as Mr. Bebchuk puts it, as the Taubman Family's interest in the Partnership was approximately the same at the time of the initial public offering (the "IPO") of Taubman Centers' shares as it was immediately before the Restructuring. And, as shown above, the Taubman Family's post-Restructuring voting rights in Taubman Centers were designed to, and did, give to the Taubman Family substantially similar influence over the real estate assets as it had had pre-Restructuring -- indeed, since the IPO.

         13. Fifth, in 1996, the stockholders of Taubman Centers approved, by a vote of nearly 33,000,000 out of almost 34,000,000 votes cast, an amendment to Taubman Centers' Articles of Incorporation giving to the Board the "blank check" power to issue up to 50,000,000 shares of preferred stock of Taubman Centers. It was this very power that the Board exercised in

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approving the issuance of the Series B Preferred Stock to A. Alfred Taubman,
Robert S. Taubman and William S. Taubman as a part of the Restructuring. In 2000, less than two years after the Restructuring, Taubman Centers' stockholders approved, by a vote of over 59,200,000 out of slightly less than 69,300,000 votes cast, another amendment to the Articles of Incorporation, increasing the number of authorized shares of preferred stock subject to the Board's blank check power from 50,000,000 to 250,000,000 -- a five-fold increase in the number of authorized shares of preferred stock that the Board could cause Taubman Centers to issue under the same "blank check" power that the Board had exercised in approving the issuance of the Series B Preferred Stock to the Taubman Family less than two years earlier. This substantial affirmative stockholder vote effectively ratified the principle that unit holders in the Partnership were properly given voting rights in Taubman Centers in the Restructuring.

         14. Professor Bebchuk variously attacks the Restructuring in general and the issuance of the Series B Preferred Stock in particular as an "impediment" to a takeover, an obstacle to a challenger in a proxy contest, a deprivation of the "ability" of the "public investors" to "determine the fate of the assets they collectively owned" and a "transfer of substantial value" to the Taubman Family. In my opinion these criticisms are ill-founded for the following reasons:

         15. First, Professor Bebchuk complains that the provision in Article III of the Articles of Incorporation of Taubman Centers that limits the ownership of shares of Taubman Centers to not more than 8.23% (the "Excess Shares Provision") can only be waived by the affirmative vote of holders of two-thirds of the shares entitled to vote on the matter. However, Professor Bebchuk fails to mention that the Excess Shares Provision was contained in the Articles of Incorporation of Taubman Centers at the time of the IPO -- I.E., it was part of the "initial bargain," in Professor Bebchuk's words, between Taubman Centers and its investors --

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and it has been there ever since. Moreover, the prospectus for the IPO specifically noted -- in two places -- that, in addition to aiding Taubman Centers in maintaining its status as a REIT under the Internal Revenue Code, "the effect of the Ownership Limit is to prevent any person from acquiring unilateral control of the Company." The Prospectus also noted -- again, in two places -- that an amendment to the Articles of Incorporation would require the vote of at least two-thirds of the outstanding common stock.

         16. Second, Professor Bebchuk states, in paragraph 34 of his Declaration, that the issuance of the Series B Preferred Stock has "made a proxy contest challenge to [Taubman Centers'] board exceedingly difficult." This is simply not true. A proxy contest remains completely viable. According to Articles III, Section 2(b) of the Articles of Incorporation, the election of directors requires the affirmative vote of only a plurality of the votes cast at an election. The 29.8% voting right of the Taubman Family by no means assures the election of nominees supported by the Taubman Family, especially if a proxy contest is launched in connection with an attractive tender offer. Moreover, anyone seeking to launch a proxy contest can fortify its likelihood of success by buying additional common shares in the market.

         17. Third, Professor Bebchuk is apparently unwilling to accept that the Taubman Family's economic interests as unit holders of the Partnership are substantially aligned with the public stockholders' interests in Taubman Centers, which controls the Partnership. Taubman Centers is the largest single unit holder, and thus the interests of the Taubman Family and the Taubman Centers' public shareholders are substantially aligned.

         18. Fourth, Professor Bebchuk appears to assume that, as part of what he calls the "initial bargain" with the Taubman Centers public shareholders, no single shareholder had the power to block a merger or a waiver of the Excess Share Provision. In fact, at the time of

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Taubman Centers' initial public offering, GMPT owned 19.8% of Taubman Centers'
common stock. Under the Taubman Centers charter, it takes an affirmative vote of two-thirds of the voting stock to approve a proposed merger or waive the Excess Share Provision, not just two-thirds of those voting. As a result, in votes on these issues, a non-vote has the same effect as a vote against. Professor Bebchuk assumes an 80% turn-out in a shareholder vote, i.e., that 20% of the shareholders would choose not to vote. If this is a fair assumption, GMPT, by itself, could have blocked a merger or waiver of the Excess Share Provision, even if all of the other shareholders who voted in favor. Indeed, even if the turn-out was 85%, it would still be impossible for the shareholders to overcome GMPT's objection. Thus, under Professor Bebchuk's assumptions, the "initial bargain" with the Taubman Centers shareholders at the time of the initial public offering contemplated the presence of a shareholder with an effective blocking position with respect to mergers and waivers of the Excess Share Provision.

         19. The fact that I have not responded to every statement or claim by Professor Bebchuk in his Declaration should not be construed as acquiescence in or agreement with any such statement or claim. For example, in paragraph 27 of his Declaration, Professor Bebchuk states that there is "economic evidence" that "entrenchment" of a board of directors by giving the board "the absolute power to block offers...operates to reduce shareholder value." Not only does this statement ignore the fact that it is a generally accepted principle of corporate law that a board of directors may "just say no" and refrain from putting a company up for sale, even in the face of a premium offer, but also Professor Bebchuk does not cite his "economic evidence."

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         I declare under penalties of perjury that the foregoing statements in this Declaration are true and complete to the best of my knowledge, information and belief.

Executed on February 20, 2003:


                                                /s/ James J. Hanks, Jr.
                                                ------------------------------
                                                James J. Hanks, Jr.



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